January 3, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Titan Acquisition Corp.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted November 5, 2024
CIK No. 0002009183

Ladies and Gentlemen:

On behalf of our client, Titan Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 23, 2024, relating to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1, confidentially submitted to the Commission on November 5, 2024.

The Company is concurrently filing via EDGAR Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted November 26, 2024

Cover Page

1.	Preceding the dilution table, please provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. See Item 1602(a)(4) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page to address the Staff’s comment.

2.	Please revise your cover page to provide all of the disclosure required by Item 1602(a)(3) of Regulation S-K and please describe the extent to which compensation and the issuance of securities may result in a material dilution of the purchasers’ equity interests. Further, we note your disclosure in paragraph 11 with respect to how the anti-dilution adjustment may result in material dilution. Please also address whether the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into units may result in a material dilution of the purchasers’ equity interests. Please similarly revise your disclosure on pages 11 and 106 outside the table to clearly state that the conversion of the warrants on a cashless basis may result in material dilution. Additionally, please specifically revise to address the 6,325,000 shares purchased by the founders and the nominal price paid for these shares. Please refer to Items 1602(a)(3), 1602(b)(6), and 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 15 and 115 to address the Staff’s comment.

3.	Please revise your disclosure to clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering. Please also provide cross- references to include cross-references to all related disclosures in the prospectus and ensure that such cross-references are highlighted by prominent type. See Item 1602(a)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page to address the Staff’s comment.

4.	We note that possibly 15 institutional investors may purchase shares in your public offering. Please disclose whether such purchases could impact your ability to list on the NASDAQ Global Market and provide risk factor disclosure as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page to address the Staff’s comment.

Summary, page 1

5.	Please revise the appropriate section of your Summary to disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing a business combination transaction candidate and that significant competition may impact the attractiveness of the acquisition terms that you will be able to negotiate. In this regard, we note your disclosure on page 47 that there are numerous other entities seeking targets with which you will compete.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 11 to address the Staff’s comment.

Initial Business Combination, page 8

6.	We note your disclosure on page 32 that you may pay a finder’s fee, advisory fee, consulting fee or success fee. Please revise your tables on pages 10 and 105 to reflect these fees. Please also ensure that your cover page reflects these fees. Please refer to Items 1602(a)(3), 1602(b)(6), and 1603(a)(6) of Regulation S-K. Further, we note that you intend to pay fees to an advisor. Please identify the advisor and, in an appropriate section, please disclose the services to be provided by the advisor.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 14 and 115 to address the Staff’s comment.

The Offering

Ability to extend time to complete initial business combination, page 25

7.	We note your disclosure that shareholders may vote to extend the time that you have to complete an initial business combination. Please also disclose whether there are any limitations on extensions, including the number of times you may seek to extend. Also disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 30 to address the Staff’s comment.

Permitted purchases of public shares and public warrants by our affiliates, page 26

8.	We note that you may purchase shares to effect the initial business combination and we note that, pursuant to the letter agreement, your sponsor, officers and directors have agreed to vote their shares in favor of the initial business combination. Please revise your disclosure to clarify how you will comply with Rule 14e-5. Please also refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 23 and 33 to address the Staff’s comment.

Use of Proceeds, page 84

9.	We note your statement in footnote 5 that you have assumed the cost for the office and administrative support for only 12 months. Please explain the calculation for the amount, because we note your disclosure indicates that you will reimburse your sponsor $10,000 per month for use of office space and for administrative support.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 91 to address the Staff’s comment.

Dilution, page 88

10.	We refer you to your dilution table here, on the cover page, and on pages 33-34. Please address the following:

●	We note your dilution is presented in quartile intervals based on 100% of the offering, rather than based on percentages of your maximum redemption threshold. Refer to Item 1602(a)(4) of Regulation S-K. Please revise here and elsewhere.

●	Please ensure your column headers are correctly labeled.

●	It appears the amounts paid for redemptions in the maximum redemptions columns are assuming a $10.05 redemption value per share but your other intervals are assuming a $10.00 redemption value per share. Please reconcile or revise.

●	It appears that the amounts used in your maximum redemptions columns are intended to arrive at a $5,000,001 positive net book value. However, it appears that the amounts used resulted in a negative net book value of $5,000,001. Please revise or advise.

●	The above bullet point not withstanding, it appears the amounts presented as the amounts paid for redemptions in the maximum redemptions columns on page 89 (i.e., $220,000,000 and $253,000,000) are inconsistent with the amounts used on page 34 (i.e., $217,257,401 and $248,501,801). Please revise for consistency.

●	Please revise to remove the last paragraph on page 89, or tell us how such disclosure is applicable to your dilution disclosures.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 95 to address the Staff’s comment.

11.	Please expand your disclosure on page 88 to narratively describe each material potential source of future dilution not included in the table. Your revisions should address, but not be limited to, anti-dilution provisions in the Class B ordinary shares and ordinary shares to be issued to shareholders of a potential business combination target as consideration. Please also expand your narrative disclosure on page 33 to address the anti-dilution provisions in the Class B ordinary shares. Reference is made to Item 1602(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 95 to address the Staff’s comment.

Proposed Business, page 98

12.	Please revise to specifically identify all of the persons who have a direct or indirect material interest in the SPAC sponsor, as well as the nature and amount of their interests, as required by Item 1603(a)(7) of Regulation S-K. Please also revise your disclosure on page 128 to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 103 to address the Staff’s comment.

Sourcing of Potential Initial Business Combination Targets, page 103

13.	We note your disclosure regarding the agreement with your sponsor, directors and officers not to transfer your shares prior to the business combination. Please disclose if there are any circumstances or arrangements under which your sponsor, its affiliates, and promoters, directly or indirectly, have transferred or could transfer ownership of securities of the SPAC, or that have resulted or could result in the surrender or cancellation of such securities. To the extent your sponsor could remove itself as your sponsor through the transfer of securities prior to the initial business combination, please add risk factor disclosure to address the risks associated with such removal. If there are no circumstances under which this could occur, please so state. Please refer to Item 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 113 to address the Staff’s comment.

Previous SPAC Experience, page 126

14.	For each prior SPAC, please disclose whether an entity was able to complete the business combination within the original completion window or whether there have been any extensions of time to complete the transaction or if they have not yet completed a combination, whether there have been extensions. Please include disclosure regarding the number of times each has sought to extend and amount of time you have extended the completion window by to complete a transaction. See Item 1603(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 135 to address the Staff’s comment.

Notes to Financial Statements

Note 4. Private Placement, page F-11

15.	We note your response to prior comment 3 and your revisions to your Note 7. We refer you to your continued disclosure in Note 4 on pages F-11, F-26, and F-41, which states “The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.” Please revise to remove this disclosure from Note 4, or advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages F-11, F-26, and F-41 to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

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